SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

SEPTEMBER 12, 2005

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   **No**: ☒

Enclosures: DEALINGS IN SECURITIES BY DIRECTORS OF ANGLOGOLD ASHANTI LIMITED



ANGLOGOLD ASHANTI LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
("AngloGold")

ISIN: ZAE000043485   JSE Share code: ANG

DEALINGS IN SECURITIES BY DIRECTORS OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME

In terms of JSE Listings Requirement 3.63 we give notice that the following director(s) have exercised share options, after having received clearance to do so in terms of Listings Requirement 3.66. The options were granted in terms of the AngloGold Share Incentive Scheme.

In terms of the rules of the AngloGold Share Incentive Scheme, all options which are not exercised within ten years from the date of grant, automatically lapse. In 1996, Mr R M Godsell was awarded options which will lapse during the period March to September 2006, unless exercised. Mr Godsell has elected to exercise his rights in terms of the options granted during March and April 1996, and to use the after tax proceeds to purchase AngloGold Ashanti shares in his own name. This has resulted in the following ordinary shares of the company having been allotted and traded on the JSE and acquired by Mr Godsell:

Details	R M GODSELL
Date options exercised	12 September 2005
Quantity of shares allotted	25,100
Quantity of shares sold on the JSE	16,383
Quantity of shares acquired by R M Godsell	8,717
Type of interest	Beneficial
Date options granted	1 March 1996 and 11 April 1996
Vesting period	Over a 5 year period
Option exercise price	R104.00
Market price	R248.50
% of total shares in issue	0.009483239%

12 September 2005

JSE Sponsor: UBS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: SEPTEMBER 12, 2005

By: /s/ C R BULL

Name: C R Bull
Title: Company Secretary